MAILED MATERIALS TO STOCKHOLDERS



THE STATUS QUO:
WORKING WELL FOR MARK LASHIER...NOT FOR YOU

$140 MILLION CEO PAYDAY WHILE PHILLIPS 66 UNDERPERFORMED[1]

Phillips 66's CEO Mark Lashier and his management team have been richly rewarded for failure. As the stock continues to languish, they defend the status quo and insist their strategy is working.

The disconnect between executive compensation and shareholder returns at Phillips 66 represents a profound governance failure that must be addressed. **Shareholders have the opportunity to vote for change at the company's upcoming 2025 Annual Meeting.**

THE NUMBERS DON'T LIE

YOUR RETURNS:

Phillips 66 has dramatically underperformed its peers since 2019. Shareholders have missed out on substantial returns.

VALUE OF $100 INVESTED IN PHILLIPS 66 VERSUS ITS PEERS[2]



CEO REWARDS:

- **$140 MILLION** to Phillips 66 CEOs from 2020-2024
- **$79 MILLION** in compensation to Mr. Lashier as CEO since 2022
- Promotion of Mr. Lashier to Chairman (on top of CEO)
- Above-target bonuses awarded every year despite missed cost targets and weaker returns than peers

CEOs like Mr. Lashier are typically paid annual bonuses as a percentage of their target amount, based on achievement of specific strategic and financial goals. At Phillips 66, the Board has consistently awarded above-target bonuses even when management failed their cost-control objectives.

MISSED COST TARGETS, ABOVE-TARGET BONUSES



[1] Combined compensation paid to Phillips 66 CEOs from 2020-2024 as reported in Company SEC filings.
[2] Per Bloomberg, from 9/24/19 publication of Elliott's Marathon public presentation until 2/10/25, the date prior to release of Streamline 66 presentation.
[3] $ millions of controllable costs achieved above or (below) the proxy-defined controllable cost target.

INVESTORS ARE TAKING NOTICE

PROMINENT INSTITUTIONAL INVESTORS HAVE RAISED CONCERNS ABOUT THE DISCONNECT BETWEEN PHILLIPS 66'S EXECUTIVE COMPENSATION AND SHAREHOLDER RETURNS.

> *Awards are permitted to vest for below median relative performance which therefore fails the pay for performance hurdle....*
> – Legal & General Investment Management, May 15, 2024



THE PATH FORWARD

Elliott's Streamline 66 plan calls for a thorough review of Phillips 66's refining, midstream and chemicals businesses. The plan aims to unlock trapped value and focus on operational excellence. Getting this turnaround done – and dramatically boosting returns for shareholders – will require an able, credible and transparent Board of Directors.

VOTE TODAY USING THE GOLD UNIVERSAL PROXY CARD

VOTE FOR ELLIOTT'S FOUR HIGHLY QUALIFIED DIRECTOR NOMINEES:









BRIAN COFFMAN

SIGMUND CORNELIUS

MICHAEL HEIM

STACY NIEUWOUDT

ALSO, VOTE FOR GOVERNANCE ENHANCEMENTS TO KEEP PHILLIPS 66 LEADERSHIP ACCOUNTABLE TO SHAREHOLDERS:

PROPOSAL 2:
approving the Company's proposal for the declassification of the Board

PROPOSAL 6:
approving, on an advisory basis, Elliott's proposal that the Board adopt a policy to implement the annual election of all directors

REVITALIZING PHILLIPS 66'S GOVERNANCE WILL REQUIRE CREDIBLE, EXPERIENCED DIRECTORS WHO WILL PUT YOUR RETURNS FIRST.

SAY NO TO THE STATUS QUO – NO MORE LAVISH CEO COMPENSATION AND SELF-CONGRATULATORY RHETORIC IN THE FACE OF WEAK PERFORMANCE.



STREAMLINE 66
GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
Brian S. Coffman
Sigmund L. Cornelius
Michael A. Heim
Stacy D. Nieuwoudt
OPPOSED PHILLIPS 66 NOMINEES
A. Nigel Hearne
John E. Lowe
Robert W. Pease
Howard L. Ungerleider
PROPOSALS
Strong recommendation to vote "FOR" Proposal 2
No recommendation with respect to Proposals 3, 4, 5
Strong recommendation to vote "FOR" Proposal 6

VOTE YOUR SHARES TODAY

Properly evaluating and executing a portfolio simplification will take credible, experienced and independent directors. Use the GOLD universal proxy card to vote for Elliott's four nominees for Phillips 66's Board: Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt.



Scan the QR code for more information on how to vote

ADDITIONAL INFORMATION

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

YOUTUBE ADVERTISEMENT

YouTube Ad

Headline:
Vote Now | Streamline 66

Long Headline:
Vote Now – Closing Arguments with Elliott's John Pike and Geoff Sorbello

Description (90 character limit):
John Pike and Geoff Sorbello share final take as shareholders vote on Phillips 66's future

Call to Action:
Learn More

Video:
https://www.youtube.com/watch?v=xI0b3Rd8gbk&t=3s

SOCIAL MEDIA POSTS

Streamline 66
113 followers
Promoted

Michael Heim, Elliott nominee for Phillips 66's (NYSE: PSX) board, on the Company's midstream potential: "They've got some of the best people that have been handcuffed and not allowed to succeed." Hear Heim discuss giving employees the chance to "spread their wings:"


STREAMLINE 66
PODCAST
0:01 / 0:30

Phillips 66 Workers Have Been 'Handcuffed,' Elliott Board Nominee Says

Learn more

Streamline 66
113 followers
Promoted

Phillips 66 (NYSE: PSX) employees and fellow shareholders: Your vote to help shape the Company's future is anonymous. Time is running out: vote the GOLD card FOR Elliott's four highly qualified board nominees and corporate governance enhancements. #Streamline66

PHILLIPS 66 EMPLOYEES: YOUR VOTE IS CONFIDENTIAL



ⓘ Click here for more important information

Phillips 66 Employees: Your Vote for Change Is Anonymous | Elliott

[Learn more]

streamline66.com



Streamline 66
113 followers
Promoted

hillips 66 employees: Vote now! Your choice is confidential. "If you have concerns about the direction and performance of the company...vote for my fellow nominees and me using the GOLD card." – Sig Cornelius, 30-year ConocoPhillips employee, Elliott board nominee for PSX.

YOUR VOTE IS CONFIDENTIAL
VOTE THE GOLD CARD
Sig Cornelius
30-year ConocoPhillips employee,
Elliott director nominee for Phillips 66
STREAMLINE 66
0:01 / 1:43







Phillips 66 Employees: Vote Now! Your Choice Is Anonymous | Elliott

Learn more

 **Streamline 66** ✓ @streamline66 · 1h  ⌀ ···

As a Phillips 66 (NYSE: PSX) shareholder, don't miss your opportunity to shape the company's future. For help voting your shares by the deadline on May 21, watch our short video:

PHILLIPS 66 SHAREHOLDERS:

VOTE TODAY FOR A BETTER FUTURE

STREAMLINE 66

ⓘ Click here for more important information

Help Shape the Future of Phillips 66 By Voting Today | Elliott



Streamline 66 ✔ @streamline66

Phillips 66 (NYSE: PSX) retirees: Vote for change today! "At one time, Phillips 66 was actually a great company...but over the last few years, the performance of the company has suffered considerably." – Greg Goff, Phillips 66 investor and nearly 30-year ConocoPhillips employee.

MESSAGE TO PHILLIPS 66 SHAREHOLDERS AND RETIREES

VOTE THE GOLD CARD

▶

Gregory Goff
Former CEO of Andeavor,
nearly 30 years at ConocoPhillips

STREAMLINE 66

From streamline66.com

         

 Promoted

 **Streamline 66**  @streamline66 · 52s

INVESTOR ALERT: Phillips 66 (PSX) CEO made $79 Million over 3 years while the stock far underperformed its peers. It's time for board changes at PSX so your investment can earn what it should. Call 877-629-6357 to learn more.

   

WEBSITE MATERIALS



ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

A MESSAGE TO PHILLIPS 66 EMPLOYEES: VOTE FOR CHANGE TODAY

PHILLIPS 66 EMPLOYEES: VOTE FOR CHANGE TODAY
EVERY SHAREHOLDER'S VOTE COUNTS, REGARDLESS OF HOW MANY SHARES YOU OWN
YOUR VOTE IS CONFIDENTIAL

Elliott knows that Phillips 66's employees are key to the company's long-term success. As fellow shareholders, we want what you want—a stronger, more focused company that achieves its full potential for performance and shareholder returns.

Read More →



VOTE NOW – CLOSING ARGUMENTS WITH ELLIOTT'S JOHN PIKE AND GEOFF SORBELLO

Elliott's John Pike and Geoff Sorbello provide their final analysis as shareholders vote to secure a stronger, more prosperous future for Phillips 66; This episode references slides #8, 11, and 98 from this presentation: Elliott's Perspectives on Value Creation

Listen to Podcast →



ALL THREE LEADING INDEPENDENT ADVISORS RECOMMEND PHILLIPS 66 SHAREHOLDERS VOTE FOR ELLIOTT'S NOMINEES

ALL THREE LEADING INDEPENDENT ADVISORS RECOMMEND PHILLIPS 66 SHAREHOLDERS VOTE FOR ELLIOTT'S NOMINEES

ISS, **Glass Lewis** and **Egan-Jones** Unanimously Endorse Significant Changes at Phillips 66. Vote Before The May 21st Deadline.

Read More →



YOUR VOTE MATTERS
VOTE YOUR SHARES TODAY

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

How To Vote →


Vote by May 21 for a Better Futu...
Voting by mail •
Mail ballots...
GOLD PROXY CARD
FOR
WITHHOLD
Brian S. Coffman
Sigmund L. Cornelius
Michael A. Heim
Stacy D. Nieuwoudt
OPPOSED PHILLIPS 66 NOMINEES
A. Nigel Hearne
John E. Lowe
Robert W. Pease
Howard L. Ungerleider
PROPOSALS

View How To Vote video transcript

ELLIOTT'S CASE FOR CHANGE AT PHILLIPS 66

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S PERSPECTIVES ON VALUE CREATION

April 29, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.








Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**



Michael A. Heim

One of the founders and former President and COO of **Targa Resources**



Stacy D. Nieuwoudt

Former Energy and Industrials Analyst at **Citadel**

MATERIALS



Press Releases

LEADING PROXY ADVISORY FIRM ISS RECOMMENDS PHILLIPS 66 SHAREHOLDERS VOTE FOR ALL FOUR OF ELLIOTT'S DIRECTOR NOMINEES

May 12, 2025



Press Releases

GLASS LEWIS RECOMMENDS SHAREHOLDERS SUPPORT ELLIOTT'S CASE FOR URGENT BOARD CHANGE AT PHILLIPS 66

May 10, 2025



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS DETAILING PHILLIPS 66'S BROKEN CORPORATE GOVERNANCE AND DISINGENUOUS SHAREHOLDER ENGAGEMENT

May 2, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →



















STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



PHILLIPS 66 EMPLOYEES: VOTE FOR CHANGE TODAY

EVERY SHAREHOLDER'S VOTE COUNTS, REGARDLESS OF HOW MANY SHARES YOU OWN

Elliott knows that Phillips 66's employees are key to the company's long-term success. As fellow shareholders, we want success. As fellow shareholders, we want what you want—a stronger, more focused company that achieves its full potential for performance and shareholder returns.

YOUR VOTE IS CONFIDENTIAL

As a Phillips 66 employee or retiree, regardless of whether your shares are held by a bank or in a brokerage account, your vote is confidential. No one at the company will know how you voted.

Your vote can help Phillips 66 improve operations, strengthen Board accountability and increase the value of your investment. Time is running short—**vote your shares by the company's virtual annual meeting scheduled for May 21, 2025.**

How To Vote →   Employee FAQ →



A MESSAGE TO PHILLIPS 66 RETIREES

Elliott respects the years of hard work you

invested in Phillips 66 to help build the company. We also know your investment in Phillips 66 is vitally important to you and your family during your retirement.


MESSAGE TO PHILLIPS 66
SHAREHOLDERS AND RETIREES
VOTE THE GOLD CARD
0:00 / 2:10

Several Elliott supporters, including board nominees Brian Coffman and Sigmund Cornelius and Phillips 66 investor Greg Goff, are longtime veterans of the company and its predecessor, ConocoPhillips. Like you, they invested a significant part of their lives in Phillips 66 and believe the right strategy can help the Company reclaim its status as an industry leader.

Please vote the **GOLD** card today for Elliott's four highly qualified board nominees. Together, we can help restore Phillips 66 as a top industry performer and drive greater returns for all shareholders. **Time is short—the Annual Meeting is scheduled for May 21, 2025.**

ALL THREE LEADING INDEPENDENT ADVISORS RECOMMEND PHILLIPS 66 SHAREHOLDERS VOTE FOR ELLIOTT'S NOMINEES


ALL THREE LEADING INDEPENDENT ADVISORS RECOMMEND PHILLIPS 66 SHAREHOLDERS VOTE FOR ELLIOTT'S NOMINEES
ISS, GLASS LEWIS AND EGAN-JONES UNANIMOUSLY ENDORSE SIGNIFICANT CHANGES AT PHILLIPS 66. VOTE BEFORE THE MAY 21ST DEADLINE.

Leading shareholder advisory firms Institutional Shareholder Services, Glass Lewis and Egan-Jones unanimously agree: **Vote for change at Phillips 66 today**. To learn more about Elliott's highly qualified board candidates Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt, visit our Nominees page.

Read More →

> I have very fond memories of Phillips 66. You know, that's where a lot of my growth and development has occurred. Had tremendous mentors…a lot of excellent employees.
>
> –Brian Coffman, former CEO, Motiva, Elliott nominee for Phillips 66's board, April 8, 2025

> I think the world of the Phillips 66 refining employees, and I would love the opportunity to become a part of Phillips 66 again in a board role...
>
> – Brian Coffman, former CEO, Motiva, Elliott nominee for Phillips 66's board, April 8, 2025

> This is a company that has good people, has a rich history, and great assets that don't necessarily belong together.
>
> – Sig Cornelius, former ConocoPhillips CFO, Elliott nominee for Phillips 66's board, April 22, 2025

> Phillips 66 is a wonderful company with fantastic assets. And if we can change the corporate structure and unlock value, then I think that actually frees up every operation as a pure play...
>
> – Stacy Nieuwoudt, former energy and industrials analyst, Citadel, Elliott nominee for Phillips 66's board, April 15, 2025

> They've got some of the best people that have been handcuffed and not allowed to succeed.
>
> – Mike Heim, co-founder of Targa Resources, Elliott nominee for Phillips 66's board, April 30, 2025

> So, you've just got to give them the opportunity to spread their wings, go back out and repair a decade of damage or two decades of damage...and start to build the company again.
>
> – Mike Heim, co-founder of Targa Resources, Elliott nominee for Phillips 66's board, April 30, 2025

> ...There is a pent-up frustration, but also pent-up creativity and excitement of the employee base [at companies like Phillips 66] that is just waiting to be unleashed.
>
> – John Pike, Elliott partner, head of global energy practice, May 15, 2025

> We want to see this business [Phillips 66] thrive, and it would be our expectation that your career, your wealth, your sense of satisfaction at work would also thrive alongside of that.
>
> – Geoff Sorbello, Elliott's managing director of engagement, May 15, 2025

WHY VOTE FOR CHANGE?

Despite its high-quality assets, Phillips 66 has fallen far behind its industry peers. The company's stock has underperformed its closest peers Valero Energy and Marathon Petroleum by 138% and 188%, respectively, over the past decade.



PHILLIPS 66 CUMULATIVE TOTAL RETURN VS. VALERO AND MARATHON[1]

Our Streamline 66 plan is designed to address Phillips 66's inefficient conglomerate structure, poor operating performance and management's loss of investor trust. This three-part plan would simplify the portfolio to address Phillips 66's inefficient conglomerate structure, focus on refining and unlock trapped value not currently reflected in today's stock price. **We believe our plan could boost Phillips 66's shares by 75% or more.**

STREAMLINE 66 EMPHASIZES:

- Accountability: Enhanced corporate governance and Board oversight of management

- Credibility: Restoring the company's damaged credibility with investors

- Focus: Returning to operational excellence

For more details on Streamline 66, read our perspectives on value creation.

[1]Total Shareholder Return per Bloomberg, ending on 2/7/25

EMPLOYEE FAQ

Who is Elliott, and what relevant energy experience does the firm have?

Who is Elliott, and what relevant energy experience does the firm have?

Elliott, which manages funds that together make it a top-five shareholder in Phillips 66, has years of experience in the global energy sector as investors in and partners to many major public and private companies across the globe. Our public investments have included Marathon Petroleum, Suncor Energy, Hess, and NRG Energy.

REPRESENTATIVE COMPANIES WHERE ELLIOTT HAS HELPED IMPROVE PERFORMANCE









Marathon HESS nrg SUNCOR ENERGY

I'm a Phillips 66 employee. Will management know how I vote?

- Your vote is always confidential and anonymous, regardless of where your shares are held.
- Votes are handled by independent third-party voting tabulators who do not disclose individual voting decisions to the company or its management.
- Phillips 66 will only receive aggregate vote totals after the polls have closed at the company's annual meeting on May 21, 2025, not information on who voted or how any particular shareholder voted.
- You can vote your shares with full confidence and privacy, without concern for any form of retaliation or judgment based on your voting choices.

Where can I find more information on voting?

- For help on voting, replace a lost or damaged proxy card, or to change your vote, click here.
- For any questions, please contact our proxy solicitors toll-free at (877) 510-5560



STREAMLINE 66











Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the



Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



KEY ISSUES

THE ISSUES AT STAKE FOR PHILLIPS 66

Explore the key issues driving the Streamline 66 campaign – where Phillips 66 went wrong, how the Company can regain its industry-leading position and boost returns, and what shareholders need to do to enact positive change.

























PHILLIPS 66 EMPLOYEES: VOTE FOR CHANGE TODAY

EVERY SHAREHOLDER'S VOTE COUNTS, REGARDLESS OF HOW MANY SHARES YOU OWN

Read More →

ALL THREE LEADING INDEPENDENT ADVISORS RECOMMEND PHILLIPS 66 SHAREHOLDERS VOTE FOR ELLIOTT'S NOMINEES

ISS, GLASS LEWIS AND EGAN-JONES UNANIMOUSLY ENDORSE SIGNIFICANT CHANGES AT PHILLIPS 66. VOTE BEFORE THE MAY 21ST DEADLINE.

Read More →

THE MARKET AND THE EXPERTS HAVE SPOKEN. NOW IT'S YOUR TURN.

EVERY VOTE COUNTS TO GET PHILLIPS 66 BACK ON TRACK

Read More →

THE STATUS QUO: WORKING WELL FOR MARK LASHIER...NOT FOR YOU

$140 MILLION CEO PAYDAY WHILE PHILLIPS 66 UNDERPERFORMED

THE NUMBERS DON'T LIE

Read More →

PHILLIPS 66'S CONGLOMERATE STRUCTURE: THE WORST OF BOTH WORLDS?

MANAGEMENT'S NARRATIVE MASKS A FLAWED STRATEGY

Read More →

SANDBAGGING? OR A BROKEN BUSINESS MODEL?

IF YOU CAN'T IMPROVE RESULTS, LOWER EXPECTATIONS?

Read More →

MARATHON PETROLEUM CASE STUDY

MARATHON DRAMATICALLY OUTPERFORMED ITS U.S. REFINING PEERS AFTER REVIEWING ITS STRUCTURE AND OPERATING PERFORMANCE

Read More →

ENERGY VETERAN BOB ...

MAKES $10M PERSONAL INVESTMENT IN PHILLIPS 66, OFFERS EXPERTISE AND ASSISTANCE

Read More →

PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE

SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST

PHILLIPS 66: POOR ASSETS OR POOR LEADERSHIP?

PHILLIPS 66 POSSESSES HIGH-QUALITY ASSETS, BUT THESE ASSETS TODAY LACK FOCUSED LEADERSHIP CAPABLE OF MAXIMIZING THEIR VALUE, COSTING SHAREHOLDERS DEARLY

YOUR VOTE MATTERS, NO MATTER HOW MANY SHARES YOU OWN

VOTE YOUR SHARES

A SHOCKING LACK OF AMBITION

PHILLIPS 66 LEADERSHIP IS WILLING TO UNDERMINE ITS OWN STOCK PRICE IN PURSUIT OF SELF-PRESERVATION









Read More →

Read More →

Read More →

Read More →













STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information



Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.